05037427

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51262

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH, D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EWT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 N. Maple Drive, Suite 205
(No. and Street)

Beverly Hills	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Seaton (310) 595-0128
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/11/05
S.S

OATH OR AFFIRMATION

I, Michael Seaton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EWT, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

February 24, 2005

Notary Public

Patricia L. Field

PATRICIA L. FIELD
Commission # 1343507
Notary Public - California
Los Angeles County
My Comm. Expires Mar 14, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWT, LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of EWT, LLC

We have audited the accompanying statement of financial condition of EWT, LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EWT, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 12, 2005

Member AGN International Affiliated Offices Worldwide

EWT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$ 1,264,716
Receivables from broker-dealers	3,654,359
Dividends and interest receivable	441,731
Securities owned, at market	1,159,515,646
Securities purchased under agreements to resell	17,648,750
Net equity with futures commission merchants	4,788,151
Securities borrowed	156,097,592
Securities failed to deliver	4,043,610
Deposits with clearing organizations	4,095,533
Property and equipment, net of accumulated depreciation	577,162
Exchange seat memberships	4,084,800
Other assets	80,631
	$ 1,356,292,681
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Payables to broker-dealers and clearing organizations	$ 249,998,095
Accounts payable and accrued expenses	1,216,109
Interest and dividends payable	1,432,762
Securities loaned	400,789,600
Securities sold under agreements to repurchase	396,496,250
Securities sold, not yet purchased, at market	280,783,858
Securities failed to receive	106,519
Payable to affiliate	50,978
Total liabilities	1,330,874,171
Members' equity	25,418,510
	$ 1,356,292,681

See accompanying notes to financial statement.

1. Nature of business

EWT, LLC (the "Company") conducts business as a broker-dealer in securities. The Company was formed in 2003 and is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and various stock exchanges. The Company does not carry customer accounts. It trades exclusively for its own account.

2. Summary of significant accounting policies

Valuation of Investments in Securities and Securities Sold Short

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financings except where the Company does not have an agreement to sell or purchase the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in trading income in the statement of operations.

Investment Transactions and Related Investment Income

Proprietary securities and commodities transactions and related profit and loss arising from these transactions, in regular-way trades are accounted for on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment, consisting of computers and office equipment, are recorded at cost and are depreciated over their estimated useful lives, typically three to seven years, using an accelerated depreciation convention.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statement. The members are required to report their proportional share of income, gains, losses, credits or deductions on their respective tax returns.

Use of Estimates

The preparation of the financial statement is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Exchange memberships

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the value net of the impairment. Management believes that no such impairment has occurred in the value of its memberships in various exchanges during the year ended December 31, 2004.

4. Concentration of credit risk

The Company maintains checking accounts with balances frequently in excess of $100,000. Checking accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Property and equipment

Property and equipment consisted of the following at December 31, 2004:

Computer equipment	$ 1,003,787
Furniture and fixtures	228,705
Software	168,392
	1,400,884
Accumulated depreciation and amortization	(823,722)
	$ 577,162

6. Financial instruments with off-balance-sheet credit risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. This financial instrument include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, and interest rate swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and swaps is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

7. Related party transactions

The Company incurred $2,195,000 in fees paid to a member and related entities controlled by the members for various services provided by the member and related entities to the Company. In addition, the company paid $350,000 in month-to-month equipment rental and office lease expenses incurred by related entities.

8. Equity distributions

The Company's limited liability agreement (the "Agreement") has a tiered profit distribution methodology whereby profits as defined in the Agreement are distributed to the members as follows: first, $760,000 distributed equally to the members (paid and included in employee compensation in the statement of operations); second, a preferred return on equity, as defined in the Agreement and based on specified percentages related to each equity contribution ($536,237 paid and included in interest expense in the statement of operations); and, third, a remaining distribution in proportion to members' profit interests, as defined in the Agreement.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $8,642,798, which was $8,542,798 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.15 to 1.

9. Net capital requirement (continued)

There are no material differences between the computation of net capital and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2004.

10. Subsequent events

Pending regulatory approval, the Company plans to distribute all its property and equipment to a related party early in 2005. Pursuant to this transaction, the related party will provide administrative services to the Company.